HomeBanc Corp.

Earnings Conference Call

For the Three and Nine Months Ended

September 30, 2006





SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made or incorporated by reference in this presentation may constitute "forward-looking statements" within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements regarding: the Company's guidance on estimated and targeted REIT taxable income, GAAP earnings, dividends, mortgage origination volume, portfolio size and composition for the fourth quarter of 2006; our 2007 strategic focus and operating plan; expectations of expense reductions in 2007; expected benefits of our decision not to operate our public company as a REIT in 2007; our ability to increase long-term shareholder value through strategic alternatives; our anticipated geographic growth in 2007; statements regarding acceleration of expense reductions and our ability to stabilize book value and return to GAAP profitability. Such forward-looking statements are based on information presently available to the Company's management and are subject to various risks and uncertainties, including, without limitation, risks related to our present intention to elect not to operate our public company as a REIT in 2007, including our ability to obtain all required approvals and consents to implement this change in our operating model; our ability to successfully identify, consummate and realize the anticipated benefits of one or more strategic transactions or other corporate changes that we may pursue; our ability to successfully identify, consummate and realize the anticipated benefits of one or more strategic transactions or other corporate changes that we may pursue; risks related to our expense reduction initiatives, including our ability to realize the anticipated benefits from such initiatives; risks of changes in interest rates and the yield curve on our mortgage loan production, our product mix, our interest sensitive assets and liabilities and our net interest margin; unanticipated changes in our markets for mortgage loans or the deterioration of economic and real estate market conditions in our markets generally; risks associated with expansion of our business including expansion into new geographic markets, and/or introduction of new mortgage loan products; mortgage loan prepayment assumptions and estimated lives of loans and the estimates used to value our mortgage servicing rights; interest rate risks and credit risks of customers; loan loss experience and the rate of loan charge-offs; risks inherent in originating mortgage loans; loss experience arising from alleged breaches of representations and warranties provided to buyers of mortgage loans sold; the failure of assumptions underlying the establishment of reserves for loan and contingency losses and other estimates including estimates about loan prepayment rates, and the estimates and assumptions utilized in the Company's hedging strategy; the execution of the Company's strategy objectives; risks of maintaining securities held available for sale whose value must be marked to market in our periodic financial statements; risks in our ability to retain experienced loan officers; risks inherent in the application of the Company's accounting policies as described in the footnotes to financial statements included in our filings with the SEC; pricing pressures that would negatively impact gain on sale relative to the amount of loans sold and the other risks and factors described in the Company's SEC reports and filings, including, without limitation, under the captions "Special Cautionary Notice Regarding Forward-Looking Statements" and "Risk Factors." You should not place undue reliance on forward-looking statements, since the statements speak only as of the date that they are made. The Company has no obligation and does not undertake to publicly update, revise or correct any of the forward-looking statements after the date of this press release, or after the respective dates on which such statements otherwise are made, whether as a result of new information, future events or otherwise.

This slide presentation should be viewed in conjunction with the Company's press release dated as of November 6, 2006 reporting 2006 third quarter results and the Company's financial statements and the footnotes thereto filed with the SEC including, without limitation, the financial statements and footnotes set forth in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2006, which will be filed with the SEC by November 9, 2006.

HOMEBANC CORP.

HomeBanc Participants

- Patrick Flood – Chairman and CEO
- Kevin Race – President, COO and CFO
- Carol Knies – VP, Investor Relations

HomeBanc's Strategy



Our Mission

To enrich and fulfill lives by serving each other, our customers, communities and shareholders… as we support the dream of home ownership.



Profitability
Purchase
Product
Process
People



Associate Satisfaction + Customer Satisfaction + Market Share = Financial Performance

Highlights for Q3 2006

- **Estimated REIT taxable income available to holders of common stock[1] of $14.7 million, or $0.26 per share, for the three months ended September 30, 2006, an increase of 4% over the same period of 2005**

- **GAAP consolidated net loss attributable to holders of common stock of $2.4 million for the three months ended September 30, 2006, or $0.04 per diluted share, compared to a net loss of $0.8 million, or $0.01 per diluted share, for the same period of 2005; the total dollar and per share amounts give effect to distribution of preferred dividends**

- **REIT portfolio assets of mortgage loans held for investment (net) and securities available for sale and held to maturity of $6.1 billion as of September 30, 2006**

- **Mortgage loan origination volume of $1.25 billion for the three months ended September 30, 2006**

- **New loan application volume of $1.38 billion for the three months ended September 30, 2006**

(1) Estimated REIT taxable income available to holders of common stock is a non-GAAP financial measure. We define estimated REIT taxable income to be estimated REIT earnings calculated under the Internal Revenue Code of 1986 for purposes of the REIT distribution requirement, less dividends applicable to preferred stock. A REIT is required to distribute at least 90% of its REIT taxable income, which, in general, includes all dividends received from our taxable REIT subsidiary. The most comparable GAAP measure is net income attributable to holders of common stock, and estimated REIT taxable income attributable to holders of common stock should not be relied upon in lieu of GAAP earnings or any other GAAP financial measure. Federal tax laws calculate REIT taxable income in a manner that, in certain respects, differs from the calculation of consolidated GAAP earnings. Management believes that estimated REIT taxable income available to holders of common stock is an additional meaningful measure of the Company's operating performance. The Company uses estimated REIT taxable income available to holders of common stock as the basis for establishing the amount of dividends payable to holders of the Company's common stock. A reconciliation of (loss) income before income taxes to net income (loss) attributable to holders of common stock and to estimated REIT taxable income attributable to holders of common stock is provided at the end of this presentation.

HOMEBANC CORP.

Q3 2006 Performance

	Guidance	Actual
Estimated REIT Taxable Income Available Per Share to Holders of Common Stock	$0.25 to $0.27	$0.26
Consolidated GAAP Loss Per Diluted Share	$(0.04) to $(0.08)	$(0.04)
Loan Origination Volume	$1.3 to $1.4 B	$1.25 B
REIT Portfolio Assets	$6.5 to $6.7 B	$6.07 B

HOMEBANC CORP.

($ in billions)	FY 2005	FY 2006E	% Change
MBA Total Industry Originations[1]	$3,027	$2,462	(19)%
HomeBanc Mortgage Corporation Total Originations	$6.4	$5.0 - $5.2	(22)% - (19)%



Total Originations

Industry decline of 35% HMB decline of 14%

Industry decline 35% HMB - flat

Legend: Industry Purchase — Industry Refi — HMB Total

[1] Mortgage Bankers Association Mortgage Finance Long-Term Forecast as of October 24, 2006

HomeBanc Market Overview
YTD September 2005 vs. YTD September 2006



Refinance Originations ($ in millions)	Nine Months Ended 9/30/05	Nine Months Ended 9/30/06	% Change
GA	$ 578	$326	(44)%
FL	618	439	(29)%
NC	67	45	(33)%
Total Refinance Originations	$1,263	$810	(36)%

Purchase Originations ($ in millions)	Nine Months Ended 9/30/05	Nine Months Ended 9/30/06	% Change
GA	$1,552	$1,460	(6)%
FL	1,957	1,387	(29)%
NC	214	276	29%
Total Purchase Originations	$3,723	$3,123	(16)%

HOMEBANC CORP.

Q3 EARNINGS CALL

HomeBanc SMA Overview

YTD September 2005 vs. YTD September 2006

$ in millions	Nine Months Ended 9/30/05	Nine Months Ended 9/30/06	% Change
SMA Origination Volume	$1,602	$1,610	----
SMA Expense	$13.9	$12.4	(11)%
As % of Purchase Originations	43%	52%	
As % of Total Originations	32%	41%	















Prudential "The Right Choice" Atlanta Realty Georgia Realty

KELLER WILLIAMS REALTY

Levitt and Sons AMERICA'S OLDEST HOMEBUILDER

Century 21 Tenace Realty

RE/MAX CENTER

LANG REALTY

HOMEBANC CORP.

Expense Reductions

- **$19 million reduction in core origination expenses, excluding depreciation**

2005 Run-rate	Jan. 1, 2007E Run-rate	Change
$127 million	$108 million	(15)%

- **Systematic reduction in core origination expenses, excluding depreciation**

Q1 2006	Q3 2006	Q1 2007E	Change from Q1 2006
$35 million	$30 million	$28 million	(20)%

- **Non-sales headcount reduction**

Jan. 1, 2006	Oct. 31, 2006	Change
853	725	(15)%

- **Further expense reductions target of $6 million in 2007**

HomeBanc CORP.

2007 Operating Plan

- **Reignite growth**
  - Diversify / expand with new stores
    - Nashville – April 2007
    - TBA – Summer 2007 (narrowed to three markets)
  - Recruit / train 250 new professional sales candidates
  - Optimize strategic marketing alliance strategy
  - Acquisitions
- **Expense management**
  - Compensation
  - SMA
  - Other operating expense

HOMEBANC CORP.

Profitability
Highlights

- Estimated REIT taxable income available to holders of common stock of $14.7 million, or $0.26 per share, for the three months ended September 30, 2006, compared to $14.2 million, or $0.25 per share, for the same period of 2005
- Declared dividend of $0.26 per share to be paid on November 17
- GAAP consolidated net loss attributable to holders of common stock of $2.4 million, or $0.04 per diluted share, for the three months ended September 30, 2006, compared to a consolidated net loss of $0.8 million, or $0.01 per diluted share, for the three months ended September 30, 2005; the dollar and per share amounts give effect to the distribution of preferred dividends
- Total consolidated revenues increased 2%, to $32.2 million, for the three months ended September 30, 2006, compared to $31.6 million for the three months ended September 30, 2005
- Net interest income after provision for loan losses of $19.2 million for the three months ended September 30, 2006, an increase of $1.0 million from $18.2 million for the three months ended September 30, 2005

Q3 EARNINGS CALL

Profitability
Highlights

- Net gain on sale of mortgage loans during the period was $14.8 million, or 113 basis points ("bps"), based on loans sold of $1.3 billion for the three months ended September 30, 2006, compared to $9.9 million, or 144 bps, for the same period of 2005
- Total expenses decreased 4% to $33.6 million for the quarter ended September 30, 2006 from $34.9 million in the same period of 2005
- Total expenses for the third quarter as a percent of average assets decreased to .48% in 2006 from .65% in 2005
- REIT portfolio assets at September 30, 2006 of $6.1 billion, up 20% from $5.1 billion at September 30, 2005
- Total shareholders' equity of $316 million at September 30, 2006, compared to $317 million at December 31, 2005
- Accumulated other comprehensive income decreased to $18.5 million at September 30, 2006 from $78.6 million at June 30, 2006 due primarily to the decreased value of hedging instruments given the decline in interest rates during the period
- Loan servicing portfolio of $7.7 billion at September 30, 2006

HOMEBANC CORP.

Profitability
Net Interest Margin

($ in thousands)	Average Balance	Revenue/ Expense	Estimated Annualized Rate/Yield
Three months ended September 30, 2006			
Mortgage loans	$5,124,058	$ 77,908	6.10%
Mortgage-backed securities	1,452,443	22,964	6.34
Borrowings to finance mortgage loans	5,152,204	(75,759)	(5.82)
Mortgage-backed security repurchase agreements	1,346,480	(19,486)	(5.74)
Impact of derivative financial instruments		14,659	0.88
Net Interest Margin		**$ 20,286**	**1.22%**
Three months ended September 30, 2005			
Mortgage loans	$5,044,886	$ 69,328	5.45%
Mortgage-backed securities	----	----	----
Borrowings to finance mortgage loans	4,999,427	(50,790)	(4.03)
Mortgage-backed security repurchase agreements	----	----	----
Impact of derivative financial instruments		288	0.02
Net Interest Margin		**$ 18,826**	**1.48%**

HOMEBANC CORP.

Profitability
Gap Based on Interest Rate Resets
As of September 2006

Avg. Months to Interest Rate Reset

Portfolio[1]	**23.7 months**
Debt	**(0.9) months**
Interest Reset Gap Unadjusted	**22.8 months**
Effect of Derivative Financial Instruments[2]	**(21.9) months**
Net Interest Rate Reset Gap[3]	**0.9 months**

(1) Loan prepayments are estimated at 26% annualized Constant Prepayment Rate ("CPR"). Includes an estimate of the effective duration for mortgage-backed securities ("MBS") and mortgage servicing rights ("MSRs") measured by modeling +/- 50 basis point parallel shifts of the yield curve(s).

(2) Derivative financial instruments consist of interest rate swaps based on contractual maturities, and interest rate options based on effective duration measured over a 100 basis point increase in interest rates.

(3) Net difference in number of months to interest rate reset on mortgage assets versus the corresponding changes on debt and derivative financial instruments.

➤ Positive net interest rate reset gap reflects later reset of assets than corresponding debt, including effect of hedges.

15

2007 Strategic Focus

- **Capital structure**
  - Elect not to operate our public company as a REIT in 2007
    - Preserve existing book value
    - Retain future earnings to build book value
    - Utilize existing NOLs to shelter earnings
  - Exploring strategic alternatives
    - Diversify our existing capital structure (for example, through a depository or other model)
    - Create scale and more efficient funding (for example, through a strategic alliance)

HOMEBANC CORP.

2007 Operating Plan

- **Target GAAP profitability**
  - Sell 100% of 2007 new loan originations, estimated to be $5 - $6 billion
  - Replace portfolio run-off with selective MBS purchases
  - Maintain pricing discipline, gain on sale and net interest margin
  - Cut expenses to right-size cost structure in current origination volume environment, target of $19+ million
  - Estimated 2007 earnings (after preferred dividends) of $0.00 - $0.10 per diluted common share
- **Stabilize / grow book value**
  - Eliminate dividend
  - Book value per share excluding preferred stock of $4.72 at September 30, 2006
  - Estimated fair market value over carrying value of LHFI of $0.80 to $0.90 per common share
  - Net operating loss as of September 30, 2006 of an estimated present value of $32 million, or $0.50 per share of common stock

HOMEBANC CORP.

Profitability
Q4 2006 Guidance (Estimated)

- **Volume**
  - **Full year production volume of $5.0 to $5.2 billion**
  - **Estimated HBMC (TRS) Q4 2006 total loan volume of $1.1 to $1.2 billion**
- **Portfolio**
  - **Estimated total REIT portfolio assets at December 31, 2006 of $5.8 to $6.0 billion**
- **Estimated REIT taxable income available to holders of common stock**
  - **Estimated REIT taxable income available to holders of common stock per share of $0.17 to $0.20**
  - **Expect to pay a dividend of $0.17 to $0.22 per share**
- **GAAP earnings**
  - **Consolidated GAAP net loss attributable to holders of common stock of $(0.06) to $(0.10) per diluted share**

HOMEBANC CORP.



Non-GAAP Reconciliation
Estimated REIT Taxable Income Available to Holders of Common Stock[1]

($ in thousands)	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2006
Loss before income taxes	$ (1,417)	$ (1,383)
Income tax benefit	(283)	(4,105)
Net (loss) income	(1,134)	2,722
Preferred stock dividend	(1,250)	(3,236)
Cumulative effect of change in accounting principle	----	270
Net loss attributable to holders of common stock	(2,384)	(244)
Taxable loss of REIT subsidiaries	30,676	76,047
Book/tax differences [2]	(13,289)	(20,839)
Tax benefit	(283)	(4,105)
Estimated REIT taxable income available to holders of common stock	$ 14,720	$50,859

(1)   We define estimated REIT taxable income available to holders of common stock to be estimated REIT taxable income available to holders of common stock calculated under the Internal Revenue Code of 1986 for purposes of the REIT distribution requirement, less dividends applicable to preferred stock. A REIT is required to distribute at least 90% of REIT taxable income, which, in general, includes all dividends received from taxable REIT subsidiaries (TRSs) (generally, calculated without regard to the dividends paid deduction for distributions paid to REIT shareholders, and earnings retained by TRSs), plus 90% of net after-tax income from foreclosure property. Estimated REIT taxable income available to holders of common stock is a non-GAAP financial measure. Because of the REIT tax requirements on distributions, management believes that estimated REIT taxable income attributable to holders of common stock is an additional meaningful measure to evaluate our operating performance. The most comparable GAAP measure is net income attributable to holders of common stock. Estimated REIT taxable income available to holders of common stock should not be considered as a substitute for any measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies. HomeBanc uses estimated REIT taxable income available to holders of common stock as a basis for establishing the amount of dividends payable to holders of its common stock.

(2)   Consists of various transactions and balances that are treated differently for GAAP and income tax purposes, including both permanent and temporary differences. Common differences include intercompany gains or losses on sale of loans from our taxable REIT subsidiary to HomeBanc Corp., which are excluded from income under SFAS No. 65, as amended, but are included in income for income tax purposes; the amortization of these intercompany gains or losses; and the creation of mortgage servicing rights, which give rise to income under SFAS No. 140 but are excluded from income for income tax purposes.

HOMEBANC CORP.

As a Reminder....

- An audio recording of this conference call will be available through November 14, 2006. To listen to the recording, please dial 800-642-1687. The conference ID code is 9041606.

- An audio recording and a copy of this slide presentation will be available on the HomeBanc website within two hours at www.homebanc.com and at http://audioevent.mshow.com/311657/.

HOMEBANC CORP.